TAHOE RESOURCES ANNOUNCES CLOSING OF
SECONDARY OFFERING BY GOLDCORP INC.

VANCOUVER, British Columbia, June 30, 2015 – Tahoe Resources Inc. (Tahoe) (TSX: THO, NYSE: TAHO, BVL: THO) announced today the closing of the previously announced secondary offering of Tahoe shares beneficially held by Goldcorp Inc. (Goldcorp) (TSX: G, NYSE: GG). A total of 58,051,692 Tahoe common shares beneficially held by Goldcorp were sold at an offering price of CAD$17.20 per share (the Offering). The Offering was completed through a syndicate of underwriters led by GMP Securities L.P. and BMO Nesbitt Burns Inc. acting as joint bookrunners and including CIBC World Markets Inc., HSBC Securities (Canada) Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc., Credit Suisse Securities (Canada), Inc., Goldman Sachs Canada Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., Morgan Stanley Canada Ltd., Beacon Securities Limited, Canaccord Genuity Corp., Cormark Securities Inc., Dundee Securities Ltd., Macquarie Capital Markets Canada Ltd., Paradigm Capital Inc. and Raymond James Ltd.

As a result of the Offering, Goldcorp no longer owns any common shares of Tahoe. Tahoe did not receive any proceeds from the Offering.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO and has received a provisional listing on the Bolsa de Valores in Peru.

Tahoe Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “optimize”, “update” and similar expressions are intended to identify forward-looking information or statements.

In respect of the forward-looking statements, Tahoe has provided them in reliance on certain assumptions that they believe are reasonable at this time. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe’s control. These include, but are not limited to, results of exploration activities and development of mineral properties; the interpretation of drilling results and other geological data; the uncertainties of resource and reserve estimations; receipt and security of mineral property titles; receipt of licenses to conduct mining activities; country risks and civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; precious metal prices and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to, mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Tahoe are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 11, 2015, Rio Alto’s Annual Information Form dated March 13, 2015 and Tahoe’s short form prospectus dated June 23, 2015, each of which may be accessed on Tahoe’s SEDAR profile at www.sedar.com.

The forward-looking statements and information contained in this news release are made as of the date hereof and Tahoe does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

For further information, please contact:

Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807